SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------



                                    FORM 11-K

                                  -------------


(Mark One)

(X)                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR
( )            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8608

                                  -------------

                   NYNEX Corporation Savings and Security Plan
                            (Non-Salaried Employees)

                                  -------------



                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

Item 1. Financial Statements and Exhibits.

             (a)    Financial Statements of the Plan* included herein:

                    Report of Independent Accountants

                    Financial Statements:

                          Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996

                          Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1997 and 1996

                          Notes to Financial Statements




----------------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

Report of Independent Accountants

To the Employees' Benefit Committee
of Bell Atlantic Corporation:

We have audited the Statements of Net Assets Available for Plan Benefits of the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996 and the Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1997 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each Fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                            COOPERS & LYBRAND L.L.P.

New York, New York
April 30, 1998

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Statement of Net Assets Available for Plan Benefits

December 31, 1997

(Dollars in Thousands)

                                                                        Fund Information
                                ----------------------------------------------------------------------------------------------
                                   Bell
                                 Atlantic                          Government   Diversified   Interest              Active
                                  Shares      Telecommunications   Obligations    Equity       Income      Loan   U.S. Equity
  ASSETS:                          Fund              Fund             Fund       Portfolio      Fund       Fund      Fund
                                ---------------------------------------------------------------------------------------------
Investments at market
(see Notes 2 and 3):
Allocated Share of
Master Trust net assets           $1,833,709       $ 170,080      $   7,258     $ 301,422    $ 445,065  $     --  $ 61,164


Temporary cash investments                --              --             --         1,197           --        --       243


Bell Atlantic Corporation
  common shares                           --              --             --            --           --        --        --
                                 -----------       ---------      ---------     ---------    ---------  --------  --------

     Total investments            $1,833,709         170,080          7,258       302,619      445,065        --    61,164


Receivables:
   Employer's contribution             1,916              --             --            --           --        --        --
   Participant's contribution          1,510              --             --         1,437        1,024        --       290
   Loan repayments                       955              --             --           336          270    (1,737)       64
   Loans to participants                  --              --             --            --           --   131,181        --

Dividends and
  interest receivable                     --              --             --            12           --        --         3
                                 -----------       ---------      ---------     ---------    ---------   -------  --------

     Total receivables                 4,381              --             --         1,785        1,294   129,444       357
                                 -----------       ---------      ---------     ---------    ---------   -------  --------

     Total assets                  1,838,090         170,080          7,258       304,404      446,359   129,444    61,764
                                 -----------       ---------      ---------     ---------    ---------   -------  --------

     Net Assets Available
      for Plan Benefits
      (Notes 1 and 2)             $1,838,090       $ 170,080     $    7,258     $ 304,404    $ 446,359  $129,444  $ 61,764
                                 ===========       =========      =========     =========    =========   =======  ========



                                                               Fund Information
                                ---------------------------------------------------------------------------
                                                                                       U.S.
                                   U.S.        Global     International    U.S.        Bond
                                 Balanced     Balanced        Equity      Small       Market
  ASSETS:                          Fund         Fund           Fund      Cap Fund      Index         Total
                                ---------------------------------------------------------------------------
Investments at market
(see Notes 2 and 3):
Allocated Share of
Master Trust net assets          $22,806      $  21,152    $ 14,401    $ 41,428   $     41     $ 2,918,526


Temporary cash investments            91             84          57         165         --           1,837


Bell Atlantic Corporation
  common shares                       --             --          --          --         --              --
                                --------       --------    --------    --------   --------     -----------

     Total Investments            22,897         21,236      14,458      41,593         41       2,920,363


Receivables:
   Employer's contribution            --             --          --          --         --           1,916
   Participant's contribution         91            110          84         228         33           4,807
   Loan repayments                    17             22          17          49          7               0
   Loans to participants                                                                           131,181

Dividends and
  interest receivable                  1              1           1           2         --              20
                                --------       --------    --------    --------   --------     -----------

     Total receivables               109            133         102         279         40         137,924
                                --------       --------    --------    --------   --------     -----------

     Total assets                 23,006         21,369      14,560      41,872         81       3,058,287
                                --------       --------    --------    --------   --------     -----------

     Net Assets Available
      for Plan Benefits
      (Notes 1 and 2)            $23,006       $ 21,369    $ 14,560    $ 41,872   $     81     $ 3,058,287
                                 ========      ========    ========    ========   ========     ===========


See notes to financial statements.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Statement of Net Assets Available for Plan Benefits

December 31, 1996

(Dollars in Thousands)

                                                                        Fund Information
                                -----------------------------------------------------------------------------------------------
                                   Bell
                                 Atlantic                          Government   Diversified   Interest              Active
                                  Shares      Telecommunications   Obligations    Equity       Income      Loan   U.S. Equity
  ASSETS:                          Fund              Fund             Fund       Portfolio      Fund       Fund      Fund
                                ---------------------------------------------------------------------------------------------
Investments at market
(see Notes 2 and 3):
Allocated Share of
Master Trust net assets           $1,272,991       $ 136,574      $   5,811     $ 164,600    $ 456,886  $     --   $ 28,220


Temporary cash investments                --              --             --           988           --        --        170


Receivable for loans
  to participants                         --              --             --            --           --   108,864         --
                                 -----------       ---------      ---------     ---------    ---------   -------   --------

     Total Investments             1,272,991         136,574          5,811       165,588      456,886   108,864     28,390

Dividends and
  interest receivable                     --              --             --             8           --        --          1
                                 -----------       ---------      ---------     ---------    ---------   -------   --------

     Net Assets Available
      for Plan Benefits
      (Notes 1 and 2)             $1,272,991       $ 136,574     $    5,811     $ 165,596    $ 456,886  $108,864   $ 28,391
                                 ===========       =========      =========     =========    =========   =======   ========


                                                       Fund Information
                               ---------------------------------------------------------------

                                  U.S.        Global     International    U.S.
                                Balanced     Balanced        Equity      Small
  ASSETS:                         Fund         Fund           Fund      Cap Fund       Total
                               ----------------------------------------------------------------
Investments at market
(see Notes 2 and 3):
Allocated Share of
Master Trust net assets          $12,968      $  12,993    $ 11,164    $ 16,684     $ 2,118,891


Temporary cash investments            78             78          67         100           1,481


Receivable for loans
  to participants                     --             --          --          --         108,864
                                --------       --------    --------    --------     -----------

     Total Investments            13,046         13,071      11,231      16,784       2,229,236

Dividends and
  interest receivable                  1              1           1           1              13
                                --------       --------    --------    --------     -----------

     Net Assets Available
      for Plan Benefits
      (Notes 1 and 2)            $13,047       $ 13,072    $ 11,232    $ 16,785     $ 2,229,249
                                ========       ========    ========    ========     ===========


See notes to financial statements.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 1997

(Dollars in Thousands)

                                                                       Fund Information
                                ---------------------------------------------------------------------------------------------
                                   Bell
                                 Atlantic                          Government   Diversified   Interest              Active
                                  Shares      Telecommunications   Obligations    Equity       Income      Loan   U.S. Equity
  ASSETS:                          Fund              Fund             Fund       Portfolio      Fund       Fund      Fund
                                ---------------------------------------------------------------------------------------------
Additions:
  Allotments, Contributions
    and Transfers:
  Employee allotments:           $   49,345       $   4,407      $   1,140     $  39,965    $  40,856  $         $  8,343
  Interfund transfers               (38,579)         (5,886)           237        62,411      (30,701)              2,494
  Plan transfers-in                   1,395             105            102           588          491       --         93
  Rollover contributions                154              55             13           419          193       --        310
  Employing company
   contributions (Note 1)            64,199              --             --            --           --       --         --
  Loans to participants             (41,673)         (1,275)          (297)      (10,065)     (14,783) $ 72,442    (1,639)
  Loan repayments                    27,833           1,088            211         8,532        9,411   (51,862)    1,759
                                 ----------       ---------      ---------     ---------    ---------   -------   -------

        Total allotments,
         contributions and
           transfers                 62,674          (1,506)         1,406       101,850        5,467    20,580    11,360

Investment Income:
  Allocated share of Master
  Trust investment
  activities (Note 3)               636,126          48,587            557        55,782       29,744        --    25,182
                                 ----------       ---------      ---------     ---------    ---------    ------  --------

     Total additions                698,800          47,081          1,963       157,632       35,211    20,580    36,542
                                 ----------       ---------      ---------     ---------    ---------    ------  --------

Deductions:
   Administrative expenses            1,021             108              5           157          364        --       161
   Plan transfers-out                22,162             836             89         4,707        4,568        --       689
   Distributions to participants    110,518          12,631            422        13,960       40,806        --     2,319
                                 ----------       ---------      ---------     ---------    ---------    ------  --------

     Total deductions               133,701          13,575            516        18,824       45,738        --     3,169
                                 ----------       ---------      ---------     ---------    ---------    ------  --------

     Net (decrease) increase        565,099          33,506          1,447       138,808      (10,527)   20,580    33,373

Net assets available for
  plan benefits:
  Beginning of year-
  January 1, 1997                 1,272,991         136,574          5,811       165,596      456,886   108,864     28,391
                                 ----------       ---------      ---------     ---------    ---------   -------   --------

End of year - December 31, 1997
  (Notes 1 and 2)                $1,838,090       $ 170,080     $    7,258     $ 304,404    $ 446,359  $129,444   $ 61,764
                                 ==========       =========     ==========     =========    =========  ========   ========



                                                                Fund Information
                                ----------------------------------------------------------------------------
                                                                                        U.S.
                                    U.S.        Global     International    U.S.        Bond
                                  Balanced     Balanced        Equity      Small       Market
  ASSETS:                           Fund         Fund           Fund      Cap Fund      Index       Total
                                 ---------------------------------------------------------------------------
Additions:
  Allotments, Contributions
    and Transfers:
  Employee allotments:           $ 2,860      $   3,703    $  2,920    $  5,527    $    33     $   159,099
  Interfund transfers             (1,542)        (3,220)        313      14,433         40              --
  Plan transfers-in                   49             56          80          45         --           3,004
  Rollover contributions              82             77          45         109         --           1,457
  Employing company
   contributions (Note 1)             --             --          --          --         --          64,199
  Loans to participants             (488)          (640)       (482)     (1,100)        --              --
  Loan repayments                    539            720         539       1,149          8             (73)
                                --------       --------    --------    --------   --------     -----------

        Total allotments,
         contributions and
           transfers               1,500            696       3,415      20,163         81         227,686

Investment Income:
  Allocated share of Master
  Trust investment
  activities (Note 3)              9,987          9,090       1,094       6,994         --         823,143
                                --------       --------    --------    --------   --------     -----------

     Total additions              11,487          9,786       4,509      27,157         81       1,050,829
                                --------       --------    --------    --------   --------     -----------

Deductions:
   Administrative expenses            79             93          93         227         --           2,308
   Plan transfers-out                212            289         167         367         --          34,086
   Distributions to participants   1,237          1,107         921       1,476         --         185,397
                                --------       --------    --------    --------   --------     -----------

     Total deductions              1,528          1,489       1,181       2,070         --         221,791
                                --------       --------    --------    --------   --------     -----------

     Net (decrease) increase       9,959          8,297       3,328      25,087         81         829,038

Net assets available for
  plan benefits:
  Beginning of year-
  January 1, 1997                 13,047         13,072      11,232      16,785         --       2,229,249
                                 -------       --------    --------    --------   --------     -----------

End of year - December 31, 1997
  (Notes 1 and 2)               $ 23,006       $ 21,369    $ 14,560    $ 41,872   $     81     $ 3,058,287
                                ========       ========    ========    ========   ========     ===========

See notes to financial statements.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 1996

(Dollars in Thousands)

                                                                       Fund Information
                                ---------------------------------------------------------------------------------------------
                                   NYNEX                           Government   Diversified   Interest              Active
                                  Shares      Telecommunications   Obligations    Equity       Income      Loan   U.S. Equity
  ASSETS:                          Fund              Fund             Fund       Portfolio      Fund       Fund      Fund
                                ---------------------------------------------------------------------------------------------
Additions:
  Allotments, Contributions
    and Transfers
  Employee allotments            $53,371         $   4,546         $  1,081    $ 23,972     $ 46,937   $      --   $ 4,025
  Interfund transfers             21,116           (32,667)             (38)     32,497      (38,931)         --     9,186
  Employing company
   contributions (Note 1)         59,546                --               --          --           --          --        --
  Loans to participants
    net of transfers of
    participants' balances       (35,800)             (862)            (201)     (5,762)     (14,558)     59,409      (706)
  Loan repayments                 27,932             1,105              205       5,070       10,960     (47,932)      812
                                --------          --------         --------    --------     --------     -------   -------

        Total allotments,
         contributions and
           transfers             126,165           (27,878)           1,047      55,777        4,408      11,477    13,317

Investment income:
  Allocated share of Master
  Trust investment
  activities (Note 3)           (129,676)           28,723              292      26,837       27,639       7,150     4,090
                                --------          --------         --------    --------     --------     -------   -------

     Total additions              (3,511)              845            1,339      82,614       32,047      18,627    17,407
                                --------          --------         --------    --------     --------     -------   -------

Deductions:
   Administrative expenses           919                96                8          64          342          --        48
   Distributions to participants  77,649             9,530              323       5,057       35,622          --       692
                                --------          --------         --------    --------     --------     -------   -------

     Total deductions             78,568             9,626              331       5,121       35,964          --       740
                                --------          --------         --------    --------     --------     -------   -------

     Net (decrease) increase     (82,079)           (8,781)           1,008      77,493       (3,917)     18,627    16,667

Net assets available for
  plan benefits:
  Beginning of year-
  January 1, 1996              1,355,070           145,355            4,803      88,103      460,803      90,237    11,724
                              ----------         ---------         --------    --------     --------    --------   -------

End of year - December 31,
  1996 (Notes 1 and 2)        $1,272,991         $ 136,574         $  5,811    $165,596     $456,886    $108,864   $28,391
                              ==========         =========         ========    ========     ========    ========   =======





                                                        Fund Information
                                ---------------------------------------------------------------
                                    U.S.        Global     International      U.S.
                                  Balanced     Balanced        Equity        Small
                                   Fund         Fund           Fund        Cap Fund     Total
                                 --------------------------------------------------------------
Additions:
  Allotments, Contributions
    and Transfers:
  Employee allotments            $ 1,819       $   2,124      $  2,148    $  3,220     $143,243
  Interfund transfers              2,714           2,918         1,899       1,306           --
  Employing company
   contributions (Note 1)             --              --            --          --       59,546
  Loans to participants
    net of transfers of
    participants' balances          (267)           (333)         (334)       (586)          --
  Loan repayments                    353             433           421         641           --
                                --------        --------      --------    --------      -------

        Total allotments,
         contributions and
           transfers               4,619           5,142         4,134       4,581      202,789

Investment income:
  Allocated share of Master
  Trust investment
  activities (Note 3)              1,582           1,563         1,161       2,669      (27,970)
                                --------        --------      --------    --------      -------

     Total additions               6,201           6,705         5,295       7,250      174,819
                                --------        --------      --------    --------      -------

Deductions:
   Administrative expenses            29              32            37          99        1,674
   Distributions to participants     443             479           359         507      130,661
                                --------        --------      --------    --------      -------

     Total deductions                472             511           396         606      132,335
                                --------        --------      --------    --------      -------

     Net (decrease) increase       5,729           6,194         4,899       6,644       42,484

Net assets available for
  plan benefits:
  Beginning of year-
  January 1, 1996                  7,318           6,878         6,333      10,141    2,186,765
                                 -------         -------       -------     -------   ----------
End of year - December 31,
  1996 (Notes 1 and 2)           $13,047         $13,072       $11,232     $16,785   $2,229,249
                                 =======         =======       =======     =======   ==========


See notes to financial statements.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements

(Dollars in Thousands)

1.    Plan Description

      The Plan* was established by NYNEX Corporation ("NYNEX") on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. In August 1997, NYNEX merged with Bell Atlantic Corporation (the "merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). However, the Plan continues to maintain its former plan title. As of the date of the merger, the Plan's investments in the NYNEX Shares Fund were converted into shares of Bell Atlantic common stock within the Bell Atlantic Shares Fund. Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, Government Obligations Fund, Diversified Equity Portfolio, Interest Income Fund, Active U.S. Equity Fund, U.S. Balanced Fund, Global Balanced Fund, International Equity Fund and U.S. Small Cap Fund.

      Allotments and Contributions

      An Eligible Employee may authorize a basic pre-tax or after-tax allotment from 1% to 6% of such Eligible Employee's Compensation. A pre-tax or after-tax supplementary allotment of not more than 10% of such Eligible Employee's Compensation may be authorized by employees electing the maximum 6% basic allotment. Employing Company matching contributions are made based upon an amount equal to 66 2/3% of the Basic Allotment of each Participating Employee. Such matching contributions are invested currently only in the Bell Atlantic Shares Fund.

      Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

      Participating Employees are immediately vested in their contributions plus actual earnings thereon. A Participating Employee shall be vested in his/her accrued benefit derived from Employing Company contributions after completing three years of service. Non-vested Employing Company contributions which are forfeited are applied as a credit to reduce subsequent contributions of the Employing Company. At December 31, 1997 and 1996, forfeited non-vested accounts were $110 and $43, respectively.

      Termination Priorities

      Although it has not expressed intent to do so, in the event that the Plan is terminated by Bell Atlantic, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, as amended, the Plan provides that the net assets shall be distributed to Participating

* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      Employees in an amount equal to their respective vested interests in such assets.

      Fund Options

      The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic.

      The Telecommunications Fund's portfolio is comprised of investments in twenty-eight North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at December 31, 1997. The Telecommunications Fund was open to new contributions through December 31, 1997. As of January 1, 1998, the Telecommunications Fund was closed to new contributions. Its allotments and its earnings are reinvested in this Fund. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

      The Diversified Equity Portfolio invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks that is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

      The Government Obligations Fund invests in a Bankers Trust Company pooled Short Government Bond Index Fund. This Fund invests primarily in fixed income securities of the United States Government or any agency thereof with the objective of providing investment results which approximate the overall performance of the securities included in the Lehman Brothers Inc. 1-3 year Government Index. The Fund is managed by Bankers Trust Company. At the close of business on December 31, 1997, the Government Obligations Fund ceased to exist. Participants who did not choose any other fund had their balances transferred to the new U.S. Bond Market Index Fund (see
      Note 12).

      The Interest Income Fund invests primarily in a diversified portfolio of guaranteed insurance contracts issued by insurance companies ("GICs"). Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Guaranteed Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution agrees to protect the pool, via a wrapper contract, to the extent its market value and/or interest return fluctuates but not in the event of a default of any security in the pool. The Plan is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed. The Plan seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for a fixed or indefinite period of time combined with the right to participate in income

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      earned above such fixed rate. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2.)

      In addition to the Diversified Equity Portfolio, each of the following five Funds invests in the assets of the unitized investment advisor account(s) of the NYNEX Master Trust ("Master Trust"), as designated by BAAMCO.

      The U.S. Balanced Fund invests in stocks and bonds of U.S. corporations in a variety of industries. This Fund has invested approximately 60 percent in stocks with most of the remainder in bonds. As of December 31, 1997, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Standish Ayer & Wood, Inc., State Street Research and Management Company, Trinity Investment Management Corporation, Western Asset Management Company and Wilshire Associates Incorporated.

      The Global Balanced Fund primarily invests in a diversified array of international capital market stocks and bonds. The Fund has investments in a variety of developed countries in Europe and the Pacific. The Fund has invested approximately 65 percent in stocks with most of the remainder in bonds. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1997, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Morgan Stanley International, Palisade Capital Management, L.L.C., Standish Ayer & Wood, Inc., State Street Global Advisors, State Street Research and Management Company, Trinity Investment Management Corporation, Western Asset Management Company, Wilshire Associates Incorporated and WorldInvest Limited.

      The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1997, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Trinity Investment Management Corporation and Wilshire Associates Incorporated.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      The International Equity Fund invests in twenty international equity markets of developed countries in Europe and the Pacific; it has investments in many industries. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1997, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley International and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

      The U.S. Small Cap Fund invests in the domestic stocks of smaller-sized companies, generally with market capitalization under $1 billion at the time of purchase. As of December 31, 1997, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., and the Boston Company Asset Management, Inc.

      Pursuant to the Plan, loans were initially made available to certain Participating Employees effective January 1, 1989. The amount that a Participating Employee may borrow is limited by certain factors, including the Employee's vested interest in the respective Employee's pre-tax account. Generally, the amount can be no less than one thousand dollars and no greater than fifty thousand dollars. An Employee may not have more than two loans outstanding. Except under certain circumstances, the loans provide for periodic repayments over a period not to exceed five years, at an interest rate determined under the Plan. Effective September 1, 1993, Participating Employees also may prepay the entire loan at any time, after the first of the month following the loan's effective date. Loans are collateralized by the Participating Employee's vested account and are recorded in the Loan Fund. In the event of a default, all of the Participating Employee's contributions to the Plan shall be suspended. In addition, the Employees' Benefit Committee (the "Committee") shall cause the amount of unpaid debt to be deducted from any interest in, or payment or distribution from, the Employee's account, subject to certain limitations. If the amount of such interest, payment or distribution is not sufficient to repay the unpaid balance of said debt, the Committee may exercise the Plan's right, if any, to any non-Plan assets and to the extent a loan balance remains, take whatever collection action, including suit, the Committee determines necessary.

      All of the assets of the Plan are included in the Master Trust (see Note
      2) for which Mellon Bank, N.A. was the trustee of all Master Trust Assets and Wellspring Resources, LLC was the recordkeeper for the Plan.

      For a complete description of the Plan, participants should refer to the Plan Document.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

2.    Accounting Policies

      Investments

      The NYNEX Master Pension Trust was established on January 1, 1984, and through December 31, 1994, it served as the vehicle for the investment of the assets of two defined benefit pension plans of NYNEX, the NYNEX Pension Plan and the NYNEX Management Pension Plan. Effective January 1, 1995, the NYNEX Master Pension Trust was renamed the NYNEX Master Trust and amended to incorporate, in addition to the assets of such defined benefit pension plans, the following: (1) as of January 1, 1995, certain of the assets of the Plan and the NYNEX Corporation Savings Plan for Salaried Employees (the "Salaried Plan") and (2) as of January 1, 1996, all of the assets of the Plan and the Salaried Plan, except for assets of the Employee Stock Ownership Plan-unallocated account which are included in a separate account within the Master Trust.

      Value of Investments Held In the Master Trust (see Note 3)

      The Trustee values the investments in the Master Trust as follows:

      Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

      The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with fully benefit-responsive investment contracts, the following information is presented:

      (i) The asset weighted crediting interest rate yielded a return of 6.4% and 6.7% for the years ended December 31, 1997 and 1996.

      (ii) The crediting interest rates ranged from 4.4% to 8.2% at December 31, 1997 and 1996.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      (iii) The fair value, as determined either by discounting future cash flows of the underlying investments, at December 31, 1997 and 1996, respectively was $407,263 and $422,122.

      Forward currency contracts are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

      Temporary cash investments are stated at redemption value which approximates fair value.

      Purchases and Sales of Investments

      Purchases and sales of investments are reflected as of the trade date.

      Realized gains and losses on sales of investments are determined on the basis of average cost.

      Investment Income

      Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

      Net Appreciation (Depreciation) of Investments

      The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      Distributions

      Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

      Plan Expenses

      The Plan pays certain administrative fees out of Fund assets held in the Master Trust and out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Any fees not paid by the Plan are paid by Bell Atlantic.

      Bell Atlantic's Use of Estimates

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires Bell Atlantic, as Plan administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for plan benefits

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      Risks and Uncertainties

      The Plan provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3.    Investments

      The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1997 and 1996:

                                                                   1997                 1996
                                                                ----------           ----------
               Bell Atlantic Corporation common shares          $2,761,266           $       --
               NYNEX Corporation common shares                  $       --           $2,220,164

      Investment in Master Trust

      All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either
      (a) pooled between the defined benefit plans, the Salaried Plan and the Plan ($11,845,864 and $8,407,361 at December 31, 1997 and 1996,
      respectively, see below), or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the Salaried Plan and the Plan. The total fair value of the Master Trust at December 31, 1997 and 1996 is $25,909,191 (of which net assets totaling $9,159,139 are specific to the defined benefit pension plans, item (b) above, for which separate financial statements are prepared) and $22,282,741, respectively.

      Investments Held in Pooled Accounts:

      The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $11,845,864 and $8,107,361 at December 31, 1997 and 1996, respectively, and with investment earnings of $2,070,271 and $1,253,840 for the years ended December 31, 1997 and 1996 respectively. Given that the pooled accounts include interests of the Plan, the Salaried Plan and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      Salaried Plan and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this accompanying footnote.

      The total investments held in the Master Trust pooled accounts at December 31, 1997 and 1996 are as follows:

                                                                                        Fair Value (Note 2)
                                                                                        -------------------
                                    Description                                        1997                 1996
                                    -----------                                   ------------           ----------
       Cash - non interest bearing                                                $         --           $       57
       Receivables                                                                     721,643              512,740
       Common Stock                                                                  9,313,917            6,342,696
       Bell Atlantic Corporation common shares                                         101,036                   --
       NYNEX Corporation common shares                                                      --               25,577
       Preferred Stock                                                                  79,863               56,156
       U.S. Government Securities                                                      892,987              680,805
       Corporate Debt - preferred and other                                            832,741              429,302
       Real estate                                                                         278                   65
       Temporary cash investments                                                      391,265              346,004
       Other investments*                                                              277,734              259,666
                                                                                  ------------           ----------
                                                                                    12,611,464            8,653,068

       Liabilities                                                                     765,600              545,707
                                                                                  ------------           ----------
                    Total pooled net assets in the Master Trust                   $ 11,845,864           $8,107,361
                                                                                  ============           ==========

*Other investments include foreign investments, principally foreign government debt.

      The Plan's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" in 1997 and 1996, respectively, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997 and 1996, respectively.

      Investments in the Master Trust are allocated to the Plan's Fund Options in accordance with their respective percentages of interest.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      The proportionate interests of the Plan's Fund Options in the carrying value of the Master Trust pooled accounts at December 31, 1997 and 1996 are as follows:

                                                      Carrying                             Carrying
                                                        Value                               Value
                                                         1997           1997                 1996            1996
                                                         ----           ----                 ----            ----
Active U.S. Equity Fund                               $ 61,764         0.5214%            $  28,391        0.3502%
U.S. Balanced Fund                                      23,006         0.1942%               13,047        0.1609%
Global Balanced Fund                                    21,369         0.1804%               13,072        0.1612%
International Equity Fund                               14,560         0.1229%               11,232        0.1385%
U.S. Small Cap Fund                                     41,872         0.3535%               16,785        0.2070%
Diversified Equity Portfolio                           304,404         2.5697%              165,596        2.0425%
                                                       -------                              -------
                 Total                                $466,975                            $ 248,123
                                                      ========                            =========

      Investments Held in Specific Accounts for the Plan and the Salaried Plan:

      Effective January 1, 1996, all of the assets of the Plan and the Salaried Plan were transferred into the Master Trust. As such, the net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Obligations Fund, Interest Income Fund, Loan Fund and the Employee Stock Ownership Plan allocated account.

      The investments held in the Master Trust specific accounts for the Plan and the Salaried Plan at December 31, 1997 and 1996 are as follows:

                                                                                        Fair Value (Note 2)
                                                                                        -------------------
                                    Description                                        1997                 1996
                                    -----------                                   ------------           ----------
    Cash - non interest bearing                                                   $       --           $       40
    Receivables                                                                      231,946              226,323
    Common Stock                                                                     307,288              272,663
    Bell Atlantic Corporation common shares                                        2,660,230                   --
    NYNEX Corporation common shares                                                       --            2,194,587
    Temporary cash investments                                                       599,054              120,880
    Fixed income obligations - insurance contract                                  1,105,670            1,104,453
    Fixed income corporate obligations                                               118,112                   --
    Other investments                                                                     --              121,035
                                                                                   ---------            ---------
                     Total net assets in the specific accounts in the
                        Master Trust                                              $5,022,300           $4,039,981
                                                                                  ==========           ==========

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      Investments are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan and the Salaried Plan in the carrying value of the Master Trust specific accounts at December 31, 1997 are as follows:

                                                      Carrying                           Carrying
                                                        Value                             Value
                                                        Plan            Plan           Salaried Plan    Salaried Plan
                                                     ----------        -------         -------------    -------------

          Bell Atlantic Shares Fund                  $1,838,090        69.4374%         $   809,030        30.5626%
          Telecommunications Fund                       170,080        47.7572%             186,055        52.2428%
          Government Obligations Fund                     7,258         6.1471%             110,813        93.8529%
          Interest Income Fund                          446,359        36.3382%             781,986        63.6618%
          Loan Fund                                     129,444        60.0377%              86,162        39.9623%
          Employee Stock Ownership Plan                      --             --              461,438       100.0000%
                                                     ----------                         -----------
                           Total                     $2,591,231                         $ 2,435,484
                                                     ==========                         ===========

      Investment Income

      Investment income and expenses are allocated to the Plan's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each Plan's Fund Options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the Plan and the Salaried Plan is allocated to the Plan's Fund Options daily in accordance with each Plan's respective percentage of interest. The allocated net investment income to the Plan's Fund Options for the years ended December 31, 1997 and 1996 is as follows:

                                                      Dividends
                                                       on Bell
                                                      Atlantic                                         Other
                                                     Corporation                        Net           income/           Net
                                                       common         Other         appreciation      expenses-      Investment
                                        Interest       shares       Dividends       (depreciation)      net           Income
                                        --------       ------       ---------       --------------      ---           ------
December 31, 1997:
------------------
  Bell Atlantic Shares Fund           $   5,111     $   61,823     $       --      $   569,192     $      --        $636,126
  Telecommunications Fund                   236             --          3,806           44,545            --          48,587
  Government Obligations Fund                34             --             --              523            --             557
  Diversified Equity Portfolio            1,623             --          4,210           49,946             3          55,782
  Interest Income Fund                   29,744             --             --               --            --          29,744
  Loan Fund                                  --             --             --               --            --              --
  Active U.S. Equity Fund                   328             --          1,689           23,151            14          25,182
  U.S. Balanced Fund                        544             --            653            8,780            10           9,987
  Global Balanced Fund                      461             --            652            7,972             5           9,090
  International Equity Fund                 111             --            283              713           (13)          1,094
  U.S. Small Cap Fund                       280             --            177            6,537            --           6,994
                                      ---------     ----------     ----------       ----------     ---------        --------
             Total                    $  38,472     $   61,823     $   11,470       $  711,359     $      19        $823,143
                                      =========     ==========     ==========       ==========     =========        ========

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

                                                        Dividends
                                                        on NYNEX                                         Other
                                                       Corporation                        Net           income/           Net
                                                         common         Other        appreciation      expenses-      Investment
                                          Interest       shares       Dividends     (depreciation)        net           Income
                                          --------       ------       ---------     --------------        ---           ------
December 31, 1996:
------------------
   NYNEX Shares Fund                    $       38        $ 60,403    $      --      $   (190,117)    $      --       $ (129,676)
   Telecommunications Fund                      --              --        4,342            24,381            --           28,723
   Government Obligations Fund                  --              --           --               292            --              292
   Diversified Equity Portfolio                738              --        2,262            23,843            (6)          26,837
   Interest Income Fund                     30,686              --           --            (3,047)           --           27,639
   Loan Fund                                 7,150              --           --                --            --            7,150
   Active U.S. Equity Fund                      11              --          406             3,673            --            4,090
   U.S. Balanced Fund                          248              --          131             1,204            (1)           1,582
   Global Balanced Fund                        182              --          141             1,243            (3)           1,563
   International Equity Fund                    14              --          170               995           (18)           1,161
   U.S. Small Cap Fund                          56              --          107             2,506            --            2,669
                                        ----------        --------    ---------      ------------     ---------       ----------

              Total                     $   39,123        $ 60,403    $   7,559      $   (135,027)    $     (28)      $  (27,970)
                                        ==========        ========    =========      ============     =========       ==========

4.    Derivative Financial Instruments

      Derivative financial instruments are used by the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

      Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

      Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

      The credit risk and amount of accounting loss of the Plan's forward contracts is equal to any gains which have not yet settled as of the Plan's year end. The credit exposure of the Plan's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the Plan.

      All derivative activity relating to the Plan is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the Plan in accordance with the Plan's Fund Options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported per the Plan.

      The notional values and fair values of the derivative activity used for trading purposes held by the Plan at December 31, are as follows:

                                                                1997        1996
                                                                ----        ----
Domestic Equity Futures Contracts:
    Notional Values                                             $873        $392
    Fair Values                                                  881         395
Fixed Income Futures Contracts:
    Notional Values                                               29          88
    Fair Values                                                   29          88
Forward Foreign Currency Payable Contracts:
    Notional Values                                              180         179
    Fair Values                                                  172         175
Forward Foreign Currency Receivable Contracts:
    Notional Values                                              180         180
    Fair Values                                                  179         178

      The average fair values of the derivative activity used for trading purposes held by the Plan during the year ended December 31, are as follows:

                                                               1997        1996
                                                               ----        ----
Average Fair Values:
  Domestic Equity Futures Contracts                            $627       $3,268
  Fixed Income Futures Contracts                                 39           83
  Forward Foreign Currency Payable Contracts                    142          223
  Forward Foreign Currency Receivable Contracts                 147          222

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

      The Plan was allocated $4,366 and $567 in 1997 and 1996, respectively, of net trading gains from futures contracts. Net trading gains allocated to the Plan from foreign exchange contracts totalled $16 in 1997 and $43 in 1996.

5.    Number and Value of Units

      The interest of an employee in each Fund of the Plan, with the exception of the Loan Fund, is represented by units as described in Section 8 of the Plan. A Participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the Plan, by the number of outstanding units. The number and value of units at each month end, which are all unaudited except at December 31, 1997 and 1996, carried to the fourth decimal place, were as follows:

                                                                            December 31,
                                                 ----------------------------------------------------------------------
                                                             1997                                     1996
                                                 -----------------------------            -----------------------------
                                                 Number                Value              Number                Value
                                                 of Units             per Unit            of Units             per Unit
                                                 --------             --------            ---------            --------
               Bell Atlantic Shares Fund        185,487,680           $9.9095                     --             $    --
               NYNEX Shares Fund                         --                --            194,616,319              6.5410
               Telecommunications Fund           17,275,998            9.8449             19,295,394              7.0781
               Government Obligations Fund        4,859,806            1.4935              4,217,893              1.3777
               Diversified Equity Portfolio     102,711,664            2.9637             74,986,293              2.2084
               Interest Income Fund              79,291,647            5.6293             86,793,347              5.2641
               Active U.S. Equity Fund           27,790,092            2.2225             16,971,200              1.6729
               U.S. Balanced Fund                12,508,651            1.8392              8,764,221              1.4888
               Global Balanced Fund              11,933,035            1.7907              8,892,181              1.4699
               International Equity Fund         10,800,729            1.3481              9,157,688              1.2265
               U.S. Small Cap Fund               21,706,927            1.9290             10,879,083              1.5428

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements

(Dollars in Thousands)


                           Bell Atlantic              Telecommunications                Government
                            Shares Fund                      Fund                     Obligations Fund
                   ------------------------------ ---------------------------- ----------------------------
                       Number          Value          Number         Value         Number         Value
    1997              of Units        per Unit       of Units       per Unit      of Units       per Unit
--------------     --------------- -------------- --------------  ------------ --------------  ------------
                            (Unaudited)                   (Unaudited)                  (Unaudited)
January               193,316,799        $6.9545     18,714,363       $7.2901      4,164,326       $1.3759
February              192,097,426         7.0713     18,407,189        7.5229      4,062,908        1.3790
March                 192,865,736         6.2664     18,181,496        6.9398      4,023,289        1.3781
April                 193,014,609         7.1842     17,874,194        7.1765      4,095,803        1.3896
May                   190,825,332         7.4589     17,277,087        7.6233      4,139,338        1.3987
June                  187,946,741         7.9935     16,930,658        7.8898      4,235,111        1.4086
July                  188,811,321         7.7722     16,748,341        8.0654      4,053,334        1.4242
August                187,883,370         7.7915     16,494,262        7.6879      4,195,098        1.4250
September             186,808,660         8.6557     16,261,084        8.4170      4,585,337        1.4362
October               187,274,131         8.6773     16,203,583        8.5624      4,957,090        1.4470
November              185,889,564         9.6894     16,142,921        9.6166      5,514,959        1.4501


                           Diversified Equity                                            Active U.S.
                                Portfolio                Interest Income Fund             Equity Fund
                     ----------------------------  ---------------------------- ----------------------------
                          Number         Value          Number         Value         Number         Value
    1997                 of Units       per Unit       of Units      per Unit       of Units      per Unit
--------------       --------------- ------------  -------------- ------------- -------------- -------------
                              (Unaudited)                   (Unaudited)                  (Unaudited)
January                   78,663,415      $2.3329      86,051,338       $5.2895     18,806,995       $1.7467
February                  82,996,436       2.3520      85,002,422        5.3166     20,273,441        1.7529
March                     83,320,081       2.2605      84,615,269        5.3439     20,506,334        1.6712
April                     84,282,138       2.3953      84,869,171        5.3707     20,888,639        1.7418
May                       90,206,445       2.5407      84,827,311        5.3972     21,984,771        1.8541
June                      94,491,104       2.6567      84,886,924        5.4263     23,392,556        1.9298
July                      97,240,864       2.8634      82,567,725        5.4540     24,082,607        2.0819
August                   100,343,425       2.7031      81,190,665        5.4810     25,429,395        2.0279
September                101,846,126       2.8510      80,668,448        5.5114     26,387,083        2.1507
October                  101,524,966       2.7561      80,680,013        5.5394     26,967,249        2.0792
November                 102,252,778       2.8827      81,042,297        5.5666     27,456,476        2.1464


                                                 Global Balanced                 International                   U.S. Small
                   U.S. Balanced Fund                  Fund                       Equity Fund                     Cap Fund
               -----------------------      ------------------------        ----------------------         ----------------------
                Number         Value         Number          Value           Number        Value            Number        Value
    1997       of Units       per Unit      of Units        per Unit        of Units      per Unit         of Units      per Unit
------------   ---------      --------      ---------       --------        ---------     --------         ----------    --------
                      (Unaudited)                  (Unaudited)                    (Unaudited)                    (Unaudited)
January         9,144,099     $1.5307        9,349,919       $1.5057         9,414,433     $1.2166         12,266,461     $1.5774
February        9,615,733      1.5374        9,772,820        1.5156         9,782,879      1.2421         13,779,862      1.5332
March           9,698,815      1.4819        9,993,805        1.4675         9,935,716      1.2491         13,772,808      1.4778
April           9,738,575      1.5308       10,310,847        1.5100        10,200,333      1.2549         14,061,993      1.4742
May            10,355,211      1.5976       10,792,330        1.5848        10,677,173      1.3350         14,457,598      1.6334
June           10,926,331      1.6432       11,248,999        1.6362        11,414,671      1.4041         15,362,521      1.7353
July           11,277,551      1.7454       11,418,735        1.7263        11,647,217      1.4357         15,913,572      1.8352
August         11,459,884      1.7134       11,744,129        1.6908        11,882,782      1.3556         17,354,715      1.8844
September      11,751,645      1.7888       12,034,613        1.7717        11,704,183      1.4351         20,007,273      2.0249
October        11,698,075      1.7569       11,984,727        1.7264        11,453,262      1.3504         20,659,375      1.9347
November       11,947,203      1.8008       11,910,617        1.7555        11,249,472      1.3249         21,652,255      1.9186

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements

(Dollars in Thousands)

6.    Federal Income Taxes

      The Internal Revenue Service has determined and informed Bell Atlantic (formerly NYNEX) by a letter dated September 25, 1995, that the Plan, as submitted, is qualified and the Master Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Master Trust was tax-exempt as of the date of the financial statements.

7.    Related Party Transactions

      BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Diversified Equity Portfolio and the Interest Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

8.    Concentrations of Credit Risk

      Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

      The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure.

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

9.    Reconciliation of Financial Statements in Form 11-K to Form 5500

      The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the Plan. The following is a reconciliation of distributions to participants and net assets available for Plan benefits in the financial statements to the amounts reported in Form 5500.

                                                                           1997           1996
                                                                           -----          -----
Aggregate distributions to participants as presented in the
    Statement of Changes in Net Assets Available for Plan Benefits      $  185,397     $  130,661

Add: Current year benefits claims payable presented in the
    Statement of Net Assets Available for Plan Benefits in Form
    5500 (see Note 2)                                                        2,644          2,031

Less: Prior year benefits claims payable presented in the
    Statement of Net Assets Available for Plan Benefits in Form
    5500 (see Note 2)                                                        2,031            428
                                                                        ----------     ----------
Benefit payments and payments to provide benefits directly to
    Participants and beneficiaries presented in the Statement of
    Changes in Net Assets Available for Plan Benefits in Form 5500      $  186,010     $  132,264
                                                                        ==========     ==========


Net assets available for Plan benefits presented in the Statement
    of Net Assets Available for Plan Benefits                           $3,058,287     $2,229,249

Less: Benefits claims payable presented in the Statement of Net
    Assets Available for Plan Benefits in Form 5500 (see Note 2)             2,644          2,031
                                                                        ----------     ----------
Net assets available for Plan benefits presented in the Statement
    of Net Assets Available for Plan Benefits in Form 5500              $3,055,643     $2,227,218
                                                                        ==========     ==========

NYNEX CORPORATION SAVINGS and SECURITY PLAN
(NON-SALARIED EMPLOYEES)

Notes to Financial Statements, Continued

(Dollars in Thousands)

10.   Subsequent Events:

      Change of Fund Options
      Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998 transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the fund. Participants will be allowed to move money out of the fund at any time.

      Effective January 1, 1998, the Government Obligations Fund was no longer offered as a fund selection. Any balances in the fund were automatically transferred to the U.S. Bond Market Index Fund along with any investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligation Fund's assets may be held in shorter maturity government instruments beginning in December 1997.

      Also beginning in 1998, three new fund options were offered to participants:

      o  Government Money Market Fund, managed by Bankers Trust Company

      o  U.S. Bond Market Index Fund, managed by Barclays Global Investors, N.A.

      o Passive International Equity Index Fund, managed by Barclays Global Investors, N.A.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                NYNEX Corporation Savings and Security Plan
                                (Non-Salaried Employees)

                                By:   /s/ D.J. Sacco
                                    -----------------------------------------
                                     (D.J. Sacco, Chairman, Bell Atlantic
                                     Corporate Employees' Benefits Committee)

Date: June 24, 1998